

Mail Stop 4546

February 14, 2017

Ted Karkus
Chairman and Chief Executive Officer
ProPhase Labs, Inc.
621 N. Shady Retreat Road
Doylestown, PA 18901

> **Re: ProPhase Labs, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2017**
> **File No. 000-21617**

Dear Mr. Karkus:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your outstanding application for confidential treatment of portions of the Asset Purchase Agreement and Manufacturing Agreement filed as Appendix A to the proxy statement. Please note that the application should be resolved prior to mailing your proxy statement.

2. Please update your financial statements to the extent required by Article 8-08 of Regulation S-X.

Proposal No. 1 – Sale of the Acquired Assets

Background of the Sale of the Acquired Assets, page 25

3. Please revise your background discussion to provide further detail regarding the bids you received from the four potential acquirers referenced in the first paragraph on page 26 as well as the reasons why you did not pursue them. Additionally, please disclose the basis for your conclusion that the Mylan bid was more favorable than the other bids you received and that a transaction with Mylan was more likely to be consummated.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance